As filed with the Securities and Exchange Commission on January 5, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Level 3 Communications, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-0210602
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1025 Eldorado Blvd.

Broomfield, CO 80021

(720) 888-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas C. Stortz, Esq.

Executive Vice President and Chief Legal Officer

1025 Eldorado Blvd.

Broomfield, CO 80021

(720) 888-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

John S. D’Alimonte

David K. Boston

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019-6099

(212) 728-8000

Approximate date of commencement of proposed sale to the public: From time to time after the registration statement becomes effective.

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.01 par value per share	5,124,316(1)	$5.65(2)	$28,952,385	$3,098

(1)	This number represents the aggregate of 5,124,316 shares of common stock of Level 3 Communications, Inc. underlying warrants to purchase the merger consideration (including shares of Level 3 common stock) issued by Level 3 in replacement of warrants to purchase common stock of Broadwing Corporation in connection with the merger of Broadwing with a wholly owned subsidiary of Level 3. In addition, this registration covers any additional indeterminate number of shares of Level 3 common stock which may become issuable as a result of anti-dilution provisions of the warrants.
(2)	Estimated solely for the purpose of computing the amount of registration fee, in accordance with Rule 457(c) under the Securities Act of 1933, as amended. The maximum offering price per share is $5.65, which was the average of the high and low prices for Level 3’s common stock as reported on the Nasdaq Global Stock Market on January 3, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

LEVEL 3 COMMUNICATIONS, INC.

5,124,316 Shares of Common Stock

The stockholders of Level 3 Communications, Inc. identified in this prospectus are offering up to 5,124,316 shares of our common stock under this prospectus. The shares are issuable upon the exercise of warrants we issued to the selling stockholders by us in replacement of warrants to purchase common stock of Broadwing Corporation, or Broadwing, in connection with our acquisition of Broadwing on January 3, 2007. The selling stockholders are former holders of warrants to purchase common stock of Broadwing. Our common stock is quoted on the Nasdaq Global Select MarketTM under the symbol “LVLT.” On January 3, 2007, the closing price of our common stock on the Nasdaq Global Select Market was $5.65 per share. The selling stockholders may offer and sell their shares of our common stock through public or private transactions, at prevailing market prices, or at privately negotiated prices.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders, but upon exercise of a warrant, we will receive the exercise price. All costs, expenses and fees in connection with the registration of our common stock will be paid by us, except that the selling stockholders will pay their own underwriting discounts and selling commissions and other minor expenses. See “Plan of Distribution” on page 16. Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 4 for a discussion of certain matters that you should consider before buying shares of our common stock. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 5, 2007.

INFORMATION REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to Level 3 and its subsidiaries, including Broadwing. When used in this prospectus, the words “anticipate”, “believe”, “plan”, estimate” and “expect” and similar expressions, as they relate to Level 3 or its management, are intended to identify forward-looking statements. Such statements reflect the current views of Level 3 with respect to future events and are subject to certain risks, uncertainties and assumptions.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document. These forward-looking statements include, among others, statements concerning:

•	the communications business of Level 3, its advantages and Level 3’s strategy for continuing to pursue its business;

•	anticipated development and launch of new services in Level 3’s business;

•	anticipated dates on which Level 3 will begin providing certain services or reach specific milestones in the development and implementation of its business strategy;

•	growth and recovery of the communications industry;

•	expectations as to Level 3’s future revenue, margins, expenses and capital requirements; and

•	other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

You should be aware that these forward-looking statements are subject to risks and uncertainties, including financial, regulatory, environmental, industry growth and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. The most important factors that could prevent Level 3 from achieving its stated goals include, but are not limited to, Level 3’s failure to:

•	increase the volume of traffic on Level 3’s network;

•	develop new products and services to meet customer demands and generate acceptable margins;

•	successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services;

•	stabilize or reduce the rate of price compression on certain of Level 3’s communication services;

•	integrate strategic acquisitions, including the recently completed acquisitions of TelCove, Inc., Looking Glass Networks Holding Co., Inc. and of Broadwing Corporation;

•	attract and retain qualified management and other personnel; and

•	meet all of the terms and conditions of Level 3’s debt obligations.

Other factors are described under “Risk Factors” and in Level 3’s filings with the Securities and Exchange Commission, including Level 3’s Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our audited financial statements and the notes to those financial statements, which are incorporated by reference in this prospectus.

References in this prospectus to “Level 3,” “we,” “us,” “our,” and the “Company” refer to Level 3 Communications, Inc., a company incorporated in Delaware, and its subsidiaries, except as expressly stated otherwise or unless the context requires otherwise.

Level 3 Communications, Inc.

Level 3 Communications, Inc., through its operating subsidiaries, engages primarily in the communications business.

Level 3 is a facilities based provider (that is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services) of a broad range of integrated communications services. Level 3 has created, generally by constructing its own assets, but also through a combination of purchasing and leasing other companies and facilities, its communications network. Level 3’s network is an advanced, international, facilities based communications network. Level 3 designed the constructed portions of its network to provide communications services, which employ and take advantage of rapidly improving underlying optical and Internet Protocol technologies.

Business Strategy. Level 3 is seeking to capitalize on the opportunities presented by significant and rapid advancements in optical and Internet Protocol technologies. Key elements of its strategy include but are not limited to:

•	Offer a Comprehensive Range of Communications Services. Level 3 provides a comprehensive range of communications services designed to meet the needs of the top global bandwidth customers, that is, customers that are of higher credit quality and have existing demand for the services that Level 3 sells.

•	Target Top Global Bandwidth Customers. For its wholesale offerings, Level 3’s primary communications services distribution strategy is to utilize a direct sales force focused on high bandwidth usage businesses.

•	Provide Low Cost Backbone Services Through an Upgradeable Backbone Network. Level 3’s intercity and metropolitan networks have been designed to provide high quality communications services at a lower cost.

•	Pursue Acquisition Opportunities. Level 3 from time to time evaluates possible acquisition opportunities in the communications industry.

•	Develop Advanced Operational Processes and Business Support Systems. Level 3 has developed and continues to develop substantial and scalable operational processes and business support systems specifically designed to enable it to offer services efficiently to its targeted customers.

•	Attract and Motivate High Quality Employees. Level 3 has developed programs designed to attract and retain employees with the technical and business skills necessary for its business.

With the acquisitions of Progress Telecom, LLC, ICG Communications, Inc., TelCove, Inc. (“TelCove”) and Looking Glass Networks Holding Co., Inc. (“Looking Glass”) and the acquisition of Broadwing Corporation (“Broadwing”) discussed below, Level 3 has embarked on a strategy to further expand its presence in regional and metropolitan markets as well as the enterprise market. The strategy to expand its network facilities will allow Level 3 to terminate more of its intercity and local traffic over its owned metropolitan facilities rather than paying third parties to terminate such traffic. Level 3 offers a broad range of communications services in its metropolitan markets. The expansion into new metropolitan markets should also provide additional opportunities to sell services on Level 3’s national and international networks.

Recent Developments

Issuance of 9.25% Senior Notes. On October 30, 2006, Level 3, through Level 3 Financing, issued $600 million aggregate principal amount of 9.25% Senior Notes due 2014 (the “9.25% October Senior Notes”). The net proceeds were lent by the Level 3 Financing to Level 3 LLC and will be used solely to fund the cost of construction, installation, acquisition, lease, development or improvement of any Telecommunications/IS Assets (as defined in the existing indentures of Level 3), including the cash purchase price of any past, pending or future acquisitions.

Issuance of Additional 9.25% Senior Notes. On December 13, 2006, Level 3, through Level 3 Financing, issued $650 million aggregate principal amount of 9.25% Senior Notes due 2014 (the “9.25% December Senior Notes”). Level 3 Financing lent $650 million of these proceeds to Level 3 LLC, and substantially all of the gross proceeds from the offering were used to repurchase approximately 99% of the outstanding 10.75% Notes pursuant to the tender offer described below. Excess gross proceeds will be used solely to fund the cost of construction, installation, acquisition, lease, development or improvement of any Telecommunications/IS Assets (as defined in the existing indentures of Level 3), including the cash purchase price of any past, pending or future acquisitions.

Tender Offer for 10.75% Notes. On December 13, 2006, Level 3 Financing launched a tender offer and consent solicitation (the “Tender Offer”) for its outstanding 10.75% Senior Notes due 2011 (the “10.75% Notes”). Pursuant to the Tender Offer, Level 3 Financing is (1) offering to purchase for cash, upon the terms and subject to the conditions set forth in the offer to purchase and letter of transmittal relating thereto, all of the 10.75% Notes validly tendered on or prior to the expiration date of the Tender Offer and (2) soliciting consents to certain proposed amendments to the indenture governing the 10.75% Notes. On December 27, 2006, Level 3 Financing accepted for purchase approximately 99% of the outstanding 10.75% Notes pursuant to the Tender Offer, and executed a supplemental indenture relating to the 10.75% Notes to remove substantially all of the covenants contained in the indenture relating to the 10.75% Notes. The Tender Offer will expire on January 11. 2007.

Closing of Broadwing Corporation Acquisition. On January 3, 2007, Level 3 completed the acquisition of Broadwing Corporation. The consideration for the acquisition of Broadwing Corporation consisted of approximately 122 million shares of Level 3 common stock and approximately $744 million in cash. For a more detailed discussion of the Broadwing Corporation acquisition, see Level 3’s Current Report on Form 8-K, filed with the SEC on January 3, 2007, and incorporated herein by reference.

Our principal executive offices are located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021 and our telephone number is (720) 888-1000. Our website is located at www.level3.com. The information on our website is not a part of this prospectus.

RISK FACTORS

Before you invest in our common stock, you should carefully consider the following risks. The risks described below are not the only ones facing Level 3. Additional risks not presently known to Level 3 or that Level 3 currently deems immaterial may also impair Level 3’s business operations. Level 3’s business, financial condition or results of operations could be materially adversely affected by any of these risks.

This prospectus and the information incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Level 3’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by Level 3 described below and elsewhere in this prospectus and the information included or incorporated by reference.

Risks Related to Level 3’s Business

Communications Group

Level 3 needs to continue to increase the volume of traffic on its network or its network will not generate profits.

Level 3 must continue to increase the volume of Internet, data, voice and video transmission on its network, or the Level 3 Network, in order to realize the anticipated cash flow, operating efficiencies and cost benefits of the Level 3 Network. If Level 3 does not maintain its relationship with current customers and develop new large-volume customers, Level 3 may not be able to substantially increase traffic on the Level 3 Network, which would adversely affect its ability to become profitable.

Level 3’s VoIP services have only been sold for a limited period and there is no guarantee that these services will gain broad market acceptance.

Although Level 3 has sold Softswitch based services since the late 1990’s, Level 3 has been selling its Voice-over-IP (or VoIP) services for a limited period of time. As a result, there are many difficulties that Level 3 may encounter, including regulatory hurdles and other problems that Level 3 may not anticipate. To date, Level 3 has not generated significant revenue from the sale of its VoIP services, and there is no guarantee that Level 3 will be successful in generating significant VoIP revenues.

The success of Level 3’s subscriber based VoIP services is dependent on the growth and public acceptance of VoIP telephony.

The success of Level 3’s subscriber based VoIP services is dependent upon future demand for VoIP telephony services. In order for the IP telephony market to continue to grow, several things need to occur. Telephone and cable service providers must continue to invest in the deployment of high speed broadband networks to residential and commercial customers. VoIP networks must continue to improve quality of service for real-time communications, managing effects such as packet jitter, packet loss and unreliable bandwidth, so that toll-quality service can be provided. VoIP telephony equipment and services must achieve a similar level of reliability that users of the public switched telephone network have come to expect from their telephone service, including emergency calling features and capabilities. VoIP telephony service providers must offer cost and feature benefits to their customers that are sufficient to cause the customers to switch away from traditional telephony service providers. If any or all of these factors fail to occur, Level 3’s VoIP services business may not grow.

The prices that Level 3 charges for its communications services have been decreasing, and Level 3 expects that they will continue to decrease over time and Level 3 may be unable to compensate for this lost revenue.

Level 3 expects to continue to experience decreasing prices for its communications services:

•	as Level 3 and its competitors increase transmission capacity on existing and new networks;

•	as a result of Level 3’s current agreements with customers which often contain volume based pricing or other contractually agreed upon decreases in prices during the term of the agreement;

•	through technological advances or otherwise; and

•	as volume based pricing becomes more prevalent.

Accordingly, Level 3’s historical revenue is not indicative of future revenue based on comparable traffic volumes. As the prices for Level 3 communications services decrease for whatever reason, if Level 3 is unable to offer additional services from which it can derive additional revenue or otherwise reduce our operating expenses, Level 3’s operating results will decline and its business and financial results will suffer. Level 3 also continues to expect, excluding the effects of acquisitions, managed modem related revenue to continue to decline in the future primarily due to an increase in the number of subscribers migrating to broadband services and continued pricing pressures and declining customer obligations under contractual arrangements. Level 3 experienced a significant decline in its digital subscriber line or DSL aggregation revenue during 2005, as a significant customer of this service terminated our customer contract during 2005.

Revenue under Level 3’s agreement with SBC Services is expected to decline materially.

As part of Level 3’s acquisition of the communications business of WilTel Communications Group, LLC, or WilTel, it acquired a multi-year contract with SBC Services, Inc. Level 3 refers to this contract as the SBC Master Services Agreement. Recently, SBC Services Inc. became a subsidiary of AT&T, Inc. and announced its intention to migrate the services provided by WilTel to the merged SBC Services, Inc. and AT&T network. WilTel and SBC amended the SBC Master Services Agreement to run through 2009 and it provides a remaining gross margin purchase commitment of $104 million from September 30, 2006 through the end of 2007, and $75 million from January 2008 through the end of 2009. Only purchases by SBC of services on WilTel’s network count toward satisfaction of this purchase commitment. Originating and terminating access charges paid to local phone companies are passed through to SBC in accordance with a formula that approximates cost. Additionally, the SBC Master Services Agreement provides for the payment of $25 million in 2006 and $25 million in 2007 from SBC if certain performance criteria are met by us. Level 3 expects the revenue generated by the SBC Master Services Agreement to decline materially in 2007.

Failure to complete development, testing and introduction of new services, including VoIP services, could affect Level 3’s ability to compete in the industry.

Level 3 continuously develops, tests and introduces new communications services that are delivered over the Level 3 Network. These new services are intended to allow Level 3 to address new segments of the communications marketplace and to compete for additional customers. In certain instances, the introduction of new services requires the successful development of new technology. To the extent that upgrades of existing technology are required for the introduction of new services, the success of these upgrades may be dependent on the conclusion of contract negotiations with vendors and vendors meeting their obligations in a timely manner. In addition, new service offerings, including new VoIP services, may not be widely accepted by Level 3’s customers. If Level 3’s new service offerings are not widely accepted by its customers, Level 3 may terminate those service offerings and be required to impair any assets or information technology used to develop or offer those services. If Level 3 is not able to successfully complete the development and introduction of new services, including new VoIP services, in a timely manner, its business could be materially adversely affected.

Level 3’s communications revenue is concentrated in a limited number of customers.

A significant portion of Level 3’s communications revenue is concentrated among a limited number of customers. If Level 3 lost one or more of these major customers, or if one or more major customers significantly decreased orders for Level 3’s services, Level 3’s communications business would be materially and adversely affected. Revenue from Level 3’s two largest communications customers, Time Warner, Inc. and its subsidiaries, and Verizon Communications, Inc. and its affiliates, represented approximately 18% and 14% of Level 3’s communications revenue for 2005, respectively. America Online, Level 3’s largest managed modem customer and an affiliate of Time Warner, Inc., reduced the number of managed modem ports it purchases from Level 3 by approximately 30% during 2005. Level 3’s future communications operating results will depend on the success of Level 3’s customers and potential customers and its success in selling services to them. If Level 3 were to lose a significant portion of its communications revenue from America Online, Level 3 may not be able to replace this revenue in the short term and its operating losses would increase, which increase may be significant.

In connection with the acquisition of WilTel in December 2005, Level 3 acquired a large customer contract between WilTel and SBC Communications, a subsidiary of AT&T. It is anticipated that the revenue generated by this contract during 2006 will cause SBC Communications to become Level 3’s largest customer based on revenue. Level 3 also expects that the revenue generated under this contract will decline materially over time as SBC Communications migrates its traffic from the Level 3 Network to the merged SBC and AT&T Communications network that SBC Communications acquired from the former AT&T.

During Level 3’s communications business operating history, Level 3 has generated substantial losses, which it expects to continue.

The development of Level 3’s communications business required, and may continue to require, significant expenditures. These expenditures could result in substantial negative cash flow from operating activities and substantial net losses for the near future. For the nine months ended September 30, 2006 and the fiscal year ended December 31, 2005, Level 3 incurred losses from continuing operations of approximately $553 million and $707 million, respectively. Level 3 expects to continue to experience losses, and may not be able to achieve or sustain operating profitability in the future. Continued operating losses could limit Level 3’s ability to obtain the cash needed to expand its network, make interest and principal payments on its debt or fund other business needs. Level 3 will need to continue to expand and adapt its network in order to remain competitive, which may require significant additional funding. During 2005, Level 3 deployed a new generation of optical transmission equipment. Additional expansion and adaptations of the Level 3 Network’s electronic and software components will be necessary in order to respond to:

•	growing number of customers;

•	the development and launching of new services;

•	increased demands by customers to transmit larger amounts of data;

•	changes in customers’ service requirements;

•	technological advances by competitors; and

•	governmental regulations.

Future expansion or adaptation of Level 3’s network will require substantial additional financial, operational and managerial resources, which may not be available at the time. If Level 3 is unable to expand or adapt its network to respond to these developments on a timely basis and at a commercially reasonable cost, its business will be materially adversely affected.

Level 3’s need to obtain additional capacity for its network from other providers increases its costs.

Level 3 continues in some part to lease telecommunications capacity and obtain rights to use dark fiber from both long distance and local telecommunications carriers in order to extend the scope of its network both in the United States and Europe. Any failure by companies leasing capacity to Level 3 to provide timely service to Level 3 would adversely affect Level 3’s ability to serve its customers or increase the costs of doing so. Some of Level 3’s agreements with other providers require the payment of amounts for services whether or not those services are used. Level 3 enters into interconnection agreements with many domestic and foreign local telephone companies, but Level 3 is not always able to do so on favorable terms.

Costs of obtaining local service from other carriers comprise a significant proportion of the operating expenses of long distance carriers. Similarly, a large proportion of the costs of providing international service consists of payments to other carriers. Changes in regulation, particularly the regulation of local and international telecommunication carriers, could indirectly, but significantly, affect Level 3’s competitive position. These changes could increase or decrease the costs of providing Level 3’s services.

Level 3’s business requires the continued development of effective business support systems to implement customer orders and to provide and bill for services.

Level 3’s business depends on its ability to continue to develop effective business support systems and in particular the development of these systems for use by customers who intend to use Level 3’s services in their own service offering. This is a complicated undertaking requiring significant resources and expertise and support from third-party vendors. Business support systems are needed for:

•	implementing customer orders for services;

•	provisioning, installing and delivering these services; and

•	monthly billing for these services.

Because Level 3’s business provides for continued rapid growth in the number and volume of services offered, there is a need to continue to develop these business support systems on a schedule sufficient to meet proposed service rollout dates. The failure to continue to develop effective business support systems could materially adversely affect Level 3’s ability to implement its business plans.

Level 3’s growth may depend upon its successful integration of acquired businesses.

Level 3 and Broadwing entered into the Broadwing Merger Agreement with the expectation that the Broadwing Merger will result in benefits to each company. Achieving the anticipated benefits of the Broadwing Merger will depend in part upon whether Level 3 and Broadwing can integrate their businesses in an efficient and effective manner. In addition, since December 2005, Level 3 has acquired WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass.

Level 3 may acquire additional businesses from time to time in accordance with its business strategy. The integration of these businesses, Broadwing and any future businesses that Level 3 may acquire involves a number of risks, including, but not limited to:

•	demands on management related to the significant increase in size after the acquisition;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	higher integration costs than anticipated;

•	failure to achieve expected synergies and costs savings;

•	difficulties in the assimilation and retention of employees;

•	difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations; and

•	difficulties in the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards, controls, including internal control over financial reporting required by the Sarbanes-Oxley Act of 2002, procedures and policies.

If Level 3 cannot successfully integrate acquired businesses or operations, Level 3 may experience material negative consequences to its business, financial condition or results of operations. Successful integration of these acquired businesses or operations will depend on Level 3’s ability to manage these operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage and, to some degree, to eliminate redundant and excess costs. Because of difficulties in combining geographically distant operations, Level 3 may not be able to achieve the benefits that it hopes to achieve as a result of the acquisitions.

Level 3 may not be able to realize the benefits from and integrate recently acquired operations.

The completion of Level 3’s acquisitions of WilTel, Progress Telecom, ICG Communications, TelCove, Looking Glass and Broadwing, as well as any future acquisitions, create risks associated with Level 3’s ability to realize benefits of and integrate recently acquired operations. Some of these risks include:

•	difficulties assimilating the personnel and operations of the recently acquired operations;

•	loss of key personnel of the recently acquired operations;

•	loss of customers post-integration;

•	disruption of ongoing business and additional burdens on Level 3’s management team;

•	higher integration costs than anticipated;

•	failure to achieve expected synergies and costs savings;

•	difficulties in maintaining uniform standards, controls, procedures and policies; and

•	difficulties in ensuring accurate and timely reporting of financial information.

Level 3 cannot be certain that it will realize the benefits from the recent and proposed acquisitions that it anticipates, or that Level 3 will be able to integrate the recently acquired operations successfully. If Level 3 fails to integrate the recently acquired operations efficiently or realize the anticipated benefits, it could have a material adverse effect on Level 3’s business, financial condition, results of operations and future prospects.

Level 3 may be unable to hire and retain sufficient qualified personnel; the loss of any of its key executive officers could adversely affect Level 3.

Level 3 believes that its future success will depend in large part on its ability to attract and retain highly skilled, knowledgeable, sophisticated and qualified managerial, professional and technical personnel. Level 3 has experienced significant competition in attracting and retaining personnel who possess the skills that it is seeking. As a result of this significant competition, Level 3 may experience a shortage of qualified personnel.

Level 3’s businesses are managed by a small number of key executive officers, particularly James Q. Crowe, Chief Executive Officer, Kevin J. O’Hara, President and Chief Operating Officer and Charles C. Miller, III, Vice Chairman and Executive Vice President. The loss of any of these key executive officers could have a material adverse effect on Level 3.

Level 3 must obtain and maintain permits and rights-of-way to operate its network.

If Level 3 is unable, on acceptable terms and on a timely basis, to obtain and maintain the franchises, permits and rights-of-way needed to expand and operate its network, its business could be materially adversely affected. In addition, the cancellation or nonrenewal of the franchises, permits or rights-of-way that are obtained could materially adversely affect Level 3. Level 3’s communications operating subsidiaries are defendants in several lawsuits that the plaintiffs have sought to have certified as class actions that, among other things, challenge the subsidiaries’ use of rights-of-way. It is likely that additional suits challenging use of Level 3’s rights-of-way will occur and that those plaintiffs also will seek class certification. The outcome of this litigation may increase Level 3’s costs and adversely affect its operating results.

Termination of relationships with key suppliers could cause delay and costs.

Level 3 is dependent on third-party suppliers for fiber, computers, software, optronics, transmission electronics and related components that are integrated into its network. If any of these relationships is terminated or a supplier fails to provide reliable services or equipment and Level 3 is unable to reach suitable alternative arrangements quickly, Level 3 may experience significant additional costs. If that happens, Level 3 could be materially adversely affected.

Rapid technological changes can lead to further competition.

The communications industry is subject to rapid and significant changes in technology. In addition, the introduction of new services or technologies, as well as the further development of existing services and technologies may reduce the cost or increase the supply of certain services similar to those that Level 3 provides. As a result, Level 3’s most significant competitors in the future may be new entrants to the communications and information services industries. These new entrants may not be burdened by an installed base of outdated equipment. Future success depends, in part, on the ability to anticipate and adapt in a timely manner to technological changes. Technological changes and the resulting competition could have a material adverse effect on Level 3.

Increased industry capacity and other factors could lead to lower prices for Level 3’s services.

Additional network capacity available from Level 3’s competitors may cause significant decreases in the prices for the services that it offers. Prices may also decline due to capacity increases resulting from technological advances and strategic acquisitions. Increased competition has already led to a decline in rates charged for various telecommunications services.

Level 3 is subject to significant regulation that could change in an adverse manner.

Communications services are subject to significant regulation at the federal, state, local and international levels. These regulations affect Level 3 and its existing and potential competitors. Delays in receiving required regulatory approvals (including approvals relating to acquisitions or financing activities), completing interconnection agreements with incumbent local exchange carriers or the enactment of new and adverse regulations or regulatory requirements may have a material adverse effect on Level 3. In addition, future legislative, judicial and regulatory agency actions could have a material adverse effect on Level 3.

Federal legislation provides for a significant deregulation of the U.S. telecommunications industry, including the local exchange, long distance and cable television industries. This legislation remains subject to judicial review and additional Federal Communications Commission, or FCC, rulemaking. As a result, Level 3 cannot predict the legislation’s effect on its future operations. Many regulatory actions are under way or are being contemplated by federal and state authorities regarding important items. These actions could have a material adverse effect on Level 3’s business.

States also often require prior approvals or notifications for certain transfers of assets, customers or ownership of certificated carriers and for issuances by certified carriers of equity or debt.

Level 3 may lose customers if Level 3 experiences system failures that significantly disrupt the availability and quality of the services that it provides.

Level 3’s operations depend on its ability to avoid and mitigate any interruptions in service or reduced capacity for customers. Interruptions in service or performance problems, for whatever reason, could undermine confidence in its services and cause Level 3 to lose customers or make it more difficult to attract new ones. In addition, because many of Level 3’s services are critical to the businesses of many of its customers, any significant interruption in service could result in lost profits or other loss to customers. Although Level 3 attempts to disclaim liability in its service agreements, a court might not enforce a limitation on liability, which could expose Level 3 to financial loss. In addition, Level 3 often provides its customers with guaranteed service level commitments. If Level 3 is unable to meet these guaranteed service level commitments as a result of service interruptions, Level 3 may be obligated to provide credits, generally in the form of free service for a short period of time, to its customers, which could negatively affect its operating results.

The failure of any equipment or facility on Level 3’s network, including the network operations control center and network data storage locations, could result in the interruption of customer service until necessary repairs are effected or replacement equipment is installed. Network failures, delays and errors could also result from natural disasters, terrorist acts, power losses, security breaches and computer viruses. These failures, faults or errors could cause delays, service interruptions, expose Level 3 to customer liability or require expensive modifications that could significantly hurt its business.

Intellectual property and proprietary rights of others could prevent Level 3 from using necessary technology to provide its services.

If technology that is necessary for Level 3 to provide its services were held under patent by another person, Level 3 would have to negotiate a license for the use of that technology. Level 3 may not be able to negotiate such a license at a price that is acceptable. The existence of such patents, or Level 3’s inability to negotiate a license for any such technology on acceptable terms, could force Level 3 to cease using the technology and offering services incorporating the technology.

To the extent that Level 3 is subject to litigation regarding the ownership of its intellectual property, this litigation could:

•	be time-consuming and expensive;

•	divert attention and resources away from Level 3’s daily business;

•	impede or prevent delivery of Level 3’s services; and

•	require Level 3 to pay significant royalties, licensing fees and damages.

Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block Level 3’s ability to provide its services and could cause Level 3 to pay substantial damages. In the event of a successful claim of infringement, Level 3 may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, and could also result in damages, license fees, royalty payments and restrictions on Level 3’s ability to provide services, any of which could harm its business.

Canadian law currently does not permit Level 3 to offer services directly in Canada.

Ownership of facilities that originate or terminate traffic in Canada is currently limited to Canadian carriers. This restriction hinders Level 3’s entry into the Canadian market unless appropriate arrangements can be made to address it.

Potential regulation of Internet service providers in the United States could adversely affect Level 3’s operations.

The FCC has to date treated Internet service providers as enhanced service providers. In addition, Congress has to date not sought to heavily regulate the provision of IP-based services. Both Congress and the FCC are considering proposals that involve greater regulation of IP-based service providers. Depending on the content and scope of any regulations, the imposition of such regulations could have a material adverse effect on Level 3’s business and the profitability of its services.

The communications industry is highly competitive with participants that have greater resources and a greater number of existing customers.

The communications industry is highly competitive. Many of Level 3’s existing and potential competitors have financial, personnel, marketing and other resources significantly greater than Level 3. Many of these competitors have the added competitive advantage of a larger existing customer base. In addition, significant new competition could arise as a result of:

•	the consolidation in the industry, led by AT&T and Verizon;

•	allowing foreign carriers to compete in the U.S. market;

•	further technological advances; and

•	further deregulation and other regulatory initiatives.

If Level 3 is unable to compete successfully, Level 3’s business could be significantly hurt.

Level 3 may be unable to successfully identify, manage and assimilate future acquisitions, investments and strategic alliances, which could adversely affect its results of operations.

Level 3 continually evaluates potential investments and strategic opportunities to expand its network, enhance connectivity and add traffic to the network. In the future, Level 3 may seek additional investments, strategic alliances or similar arrangements, which may expose Level 3 to risks such as:

•	the difficulty of identifying appropriate investments, strategic allies or opportunities;

•	the possibility that senior management may be required to spend considerable time negotiating agreements and monitoring these arrangements;

•	the possibility that definitive agreements will not be finalized;

•	potential regulatory issues applicable to the telecommunications business;

•	the loss or reduction in value of the capital investment;

•	the inability of management to capitalize on the opportunities presented by these arrangements; and

•	the possibility of insolvency of a strategic ally.

There can be no assurance that Level 3 would successfully overcome these risks or any other problems encountered with these investments, strategic alliances or similar arrangements.

Other Operations

Environmental liabilities from Level 3’s historical operations could be material.

Environmental liabilities from Level 3’s historical operations could be material. Level 3’s operations and properties are subject to a wide variety of laws and regulations relating to environmental protection, human health and safety. These laws and regulations include those concerning the use and management of hazardous and non-hazardous substances and wastes. Level 3 has made and will continue to make significant expenditures relating to its environmental compliance obligations. Level 3 may not at all times be in compliance with all of these requirements.

In connection with certain historical operations, Level 3 has responded to or been notified of potential environmental liability at approximately 148 properties as of December 31, 2005. Level 3 is engaged in addressing or has liquidated 70 of those properties. Of these: (a) Level 3 has formal commitments or other potential future costs at 13 sites; (b) there are 11 sites with minimal future costs; (c) there are 12 sites with unknown future costs and (d) there are 34 sites with no likely future costs. The remaining 78 properties have been dormant for several years. Level 3 could be held liable, jointly or severally, and without regard to fault, for such investigation and remediation. The discovery of additional environmental liabilities related to historical operations or changes in existing environmental requirements could have a material adverse effect on Level 3.

Potential liabilities and claims arising from coal operations could be significant.

Level 3’s coal operations are subject to extensive laws and regulations that impose stringent operational, maintenance, financial assurance, environmental compliance, reclamation, restoration and closure requirements.

These requirements include those governing air and water emissions, waste disposal, worker health and safety, benefits for current and retired coal miners, and other general permitting and licensing requirements. Level 3 may not at all times be in compliance with all of these requirements. Liabilities or claims associated with this non-compliance could require us to incur material costs or suspend production. Mine reclamation costs that exceed reserves for these matters also could require Level 3 to incur material costs.

General

If Level 3 is unable to comply with the restrictions and covenants in its debt agreements, there would be a default under the terms of these agreements, and this could result in an acceleration of payment of funds that have been borrowed.

If Level 3 was unable to comply with the restrictions and covenants in any of its debt agreements, there would be a default under the terms of those agreements. As a result, borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, there can be no assurance that Level 3 would be able to make necessary payments to the lenders or that Level 3 would be able to find alternative financing. Even if Level 3 was able to obtain alternative financing, there can be no assurance that it would be on terms that are acceptable.

Level 3 has substantial debt, which may hinder its growth and put Level 3 at a competitive disadvantage.

Level 3’s substantial debt may have important consequences, including the following:

•	the ability to obtain additional financing for acquisitions, working capital, investments and capital or other expenditure could be impaired or financing may not be available on acceptable terms;

•	a substantial portion of Level 3’s cash flow will be used to make principal and interest payments on outstanding debt, reducing the funds that would otherwise be available for operations and future business opportunities;

•	a substantial decrease in cash flows from operating activities or an increase in expenses could make it difficult to meet debt service requirements and force modifications to operations;

•	Level 3 has more debt than certain of our competitors, which may place Level 3 at a competitive disadvantage; and

•	substantial debt may make Level 3 more vulnerable to a downturn in business or the economy generally.

Level 3 had substantial deficiencies of earnings to cover fixed charges of approximately $504 million for the nine months ended September 30, 2006. Level 3 had deficiencies of earnings to cover fixed charges of $634 million for the fiscal year ended December 31, 2005, $409 million for the fiscal year ended December 31, 2004, $681 million for the fiscal year 2003, $936 million for the fiscal year 2002 and $4,356 million for the fiscal year 2001.

Level 3 may not be able to repay its existing debt; failure to do so or refinance the debt could prevent Level 3 from implementing its strategy and realizing anticipated profits.

If Level 3 was unable to refinance its debt or to raise additional capital on acceptable terms, Level 3’s ability to operate its business would be impaired. As of September 30, 2006, on an as adjusted basis giving effect to (i) the issuance of the 9.25% Senior Notes and (ii) the purchase of all of the outstanding 10.75% Notes in the Tender Offer, Level 3 had an aggregate of approximately $7.403 billion of long-term debt on a consolidated basis, excluding discount and fair value adjustments, and including current maturities, and approximately $507 million of stockholders’ equity. Level 3’s ability to make interest and principal payments on its debt and borrow additional funds on favorable terms depends on the future performance of the business. If Level 3 does not have enough cash flow in the future to make interest or principal payments on its debt, Level 3 may be required to refinance all or a part of its debt or to raise additional capital. Level 3 cannot assure you that it will be able to refinance its debt or raise additional capital on acceptable terms.

Restrictions and covenants in Level 3’s debt agreements limit its ability to conduct its business and could prevent Level 3 from obtaining needed funds in the future.

Level 3’s debt and financing arrangements contain a number of significant limitations that restrict its ability to, among other things:

•	borrow additional money or issue guarantees;

•	pay dividends or other distributions to stockholders;

•	make investments;

•	create liens on assets;

•	sell assets;

•	enter into sale-leaseback transactions;

•	enter into transactions with affiliates; and

•	engage in mergers or consolidations.

If certain transactions occur with respect to Level 3’s capital stock, Level 3 may be unable to fully utilize its net operating loss carryforwards to reduce its income taxes.

As of December 31, 2005, Level 3 had net operating loss carryforwards of approximately $5.9 billion for federal income tax purposes. If certain transactions occur with respect to Level 3’s capital stock that result in a cumulative ownership change of more than 50 percentage points by 5-percent shareholders over a three-year period as determined under rules prescribed by the U.S. Internal Revenue Code and applicable regulations, annual limitations would be imposed with respect to Level 3’s ability to utilize its net operating loss carryforwards and certain current deductions against any taxable income it achieves in future periods. Level 3 has entered into transactions over the last three years resulting in significant cumulative changes in the ownership of its capital stock. Additional transactions could cause Level 3 to incur a 50 percentage point ownership change by 5% shareholders and, if Level 3 triggers the above-noted Internal Revenue Code imposed limitations, prevent it from fully utilizing net operating loss carryforwards and certain current deductions to reduce income taxes. Level 3 does not believe its net operating loss carryforwards will be limited in 2006 or thereafter, based on information available at the time of this offering.

Increased scrutiny of financial disclosure, particularly in the telecommunications industry in which Level 3 operates, could adversely affect investor confidence, and any restatement of earnings could increase litigation risks and limit Level 3’s ability to access the capital markets.

Congress, the SEC, other regulatory authorities and the media are intensely scrutinizing a number of financial reporting issues and practices. Although all businesses face uncertainty with respect to how the U.S. financial disclosure regime may be impacted by this process, particular attention has been focused recently on the telecommunications industry and companies’ interpretations of generally accepted accounting principles.

If Level 3 was required to restate its financial statements as a result of a determination that Level 3 had incorrectly applied generally accepted accounting principles, that restatement could adversely affect its ability to access the capital markets or the trading price of its securities. The recent scrutiny regarding financial reporting has also resulted in an increase in litigation in the telecommunications industry. There can be no assurance that any such litigation against Level 3 would not materially adversely affect its business or the trading price of Level 3’s securities.

Terrorist attacks and other acts of violence or war may adversely affect the financial markets and Level 3’s business.

Since the September 11, 2001 terrorist attacks and subsequent events, there has been considerable uncertainty in world financial markets. The full effect on the financial markets of these events, as well as concerns about future terrorist attacks, is not yet known. They could, however, adversely affect Level 3’s ability to obtain financing on terms acceptable to Level 3, or at all.

There can be no assurance that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may directly affect Level 3’s physical facilities or those of Level 3’s customers. These events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and world financial markets and economy. Any of these occurrences could materially adversely affect Level 3’s business.

Level 3’s international operations and investments expose Level 3 to risks that could materially adversely affect the business.

Level 3 has operations and investments outside of the United States, as well as rights to undersea cable capacity extending to other countries, that expose Level 3 to risks inherent in international operations. These include:

•	general economic, social and political conditions;

•	the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

•	tax rates in some foreign countries may exceed those in the U.S.;

•	foreign currency exchange rates may fluctuate, which could adversely affect our results of operations and the value of Level 3’s international assets and investments;

•	foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	difficulties and costs of compliance with foreign laws and regulations that impose restrictions on Level 3’s investments and operations, with penalties for noncompliance, including loss of licenses and monetary fines;

•	difficulties in obtaining licenses or interconnection arrangements on acceptable terms, if at all; and

•	changes in U.S. laws and regulations relating to foreign trade and investment.

Risks Related to an Investment in Level 3’s Common Stock

Additional issuances of equity securities by Level 3 would dilute the ownership of Level 3’s existing stockholders.

Level 3 may issue equity in the future in connection with acquisitions or strategic transactions, to adjust its ratio of debt to equity, including through repayment of outstanding debt, to fund expansion of operations or for other purposes. Level 3 may issue shares of common stock at prices or for consideration that is greater than or less than the consideration for which this common stock is being offered. To the extent Level 3 issues additional equity securities, your percentage ownership of Level 3’s common stock would be reduced.

If a large number of shares of Level 3’s common stock is sold in the public market, the sales could reduce the trading price of Level 3’s common stock and impede its ability to raise future capital.

Level 3 cannot predict what effect, if any, future issuances of Level 3’s common stock will have on the market price of its common stock. In addition, shares of Level 3 common stock that are issued in connection with an acquisition may not be subject to resale restrictions. The market price of Level 3 common stock could drop significantly if certain large holders of Level 3 common stock, or recipients of Level 3 common stock in connection with an acquisition, sell all or a significant portion of their shares of common stock or are perceived by the market as intending to sell these shares other than in an orderly manner. In addition, these sales could impair Level 3 ability to raise capital through the sale of additional common stock in the capital markets.

Anti-takeover provisions in Level 3’s charter and by-laws could limit the share price and delay a change of management.

Level 3’s restated certificate of incorporation and by-laws contain provisions that could make it more difficult or even prevent a third party from acquiring Level 3 without the approval of the incumbent board of directors. These provisions, among other things:

•	prohibit stockholder action by written consent in place of a meeting;

•	limit the right of stockholders to call special meetings of stockholders;

•	limit the right of stockholders to present proposals or nominate directors for election at annual meetings of stockholders; and

•	authorize the board of directors to issue preferred stock in one or more series without any action on the part of stockholders.

In addition, the terms of most of Level 3’s long term debt require that upon a “change of control,” as defined in the agreements that contain the terms and conditions of the long term debt, Level 3 make an offer to purchase the outstanding long term debt at either 100% or 101% of the aggregate principal amount of that long term debt.

These provisions could limit the price that investors might be willing to pay in the future for shares of Level 3 common stock and significantly impede the ability of the holders of the common stock to change management. Provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of our common stock.

The market price of Level 3’s common stock has been subject to volatility and, in the future, the market price of Level 3’s common stock may fluctuate substantially due to a variety of factors.

The market price of Level 3 common stock has been subject to volatility and, in the future, the market price of Level 3’s common stock may fluctuate substantially due to a variety of factors, including:

•	the depth and liquidity of the trading market for Level 3 common stock;

•	quarterly variations in actual or anticipated operating results;

•	changes in estimated earnings by securities analysts;

•	market conditions in the communications and information services industries;

•	announcement and performance by competitors;

•	regulatory actions; and

•	general economic conditions.

In addition, in recent months the stock market generally has experienced significant price and volume fluctuations. Those market fluctuations could have a material adverse effect on the market price or liquidity of Level 3’s common stock.

Certain Non-U.S. Holders may be subject to adverse U.S. federal income tax considerations.

Generally, if a non-U.S. holder, who owns more than 5% of Level 3’s outstanding common stock disposes of common stock, such holder may be subject to U.S. federal income or withholding tax on any gain recognized on the disposition as income effectively connected with a U.S. trade or business if Level 3 were a “U.S. real property holding corporation” at any time during the shorter of the five years before the disposition or the holding period of the holder. In addition, if Level 3’s common stock is not considered to be regularly traded on an established securities market at such time, a non-U.S. holder may be subject to such tax on any gain recognized on the disposition of common stock without regard to the value of the common stock owned by such holder. Level 3 may be, or may become, a U.S. real property holding corporation.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders, but upon exercise of a warrant, we will receive the exercise price.

DIVIDEND

Level 3’s current dividend policy, in effect since April 1998, is to retain future earnings for use in Level 3’s business. As a result, Level 3’s management does not anticipate paying any cash dividends on shares of common stock for the foreseeable future. In addition, Level 3 is effectively restricted under certain covenants in its debt agreements from paying cash dividends on shares of its common stock.

SELLING STOCKHOLDERS

The selling stockholders may use this prospectus for the resale of shares of our common stock being registered hereunder for their account, although no selling shareholder is obligated to sell any such shares. The shares are issuable upon the exercise of warrants we issued to the selling stockholders in connection with our acquisition of Broadwing Corporation on January 3, 2007. The selling stockholders are former holders of warrants to purchase common stock of Broadwing.

The following table lists certain information concerning the selling stockholders, including the number of shares of our common stock beneficially owned as of the date hereof and the number of shares of our common stock that the selling stockholders may sell under this prospectus and is based on the most recent information provided to Broadwing on behalf of the selling stockholders.

Selling Stockholder	Shares Beneficially Owned Prior to the Offering(1)(2)	Shares Being Offered	Shares Beneficially Owned After Offering(3)
Smithfield Fiduciary LLC (4)	830,405	830,405	—

Mainfield Enterprises, Inc. (5)	747,364	747,364	—

The Riverview Group LLC (6)	184,533	184,533	—

Selling Stockholder	Shares Beneficially Owned Prior to the Offering(1)(2)	Shares Being Offered	Shares Beneficially Owned After Offering(3)
Portside Growth and Opportunity Fund (7)	276,802	276,802	—

Elliott Associates, L.P. (8)	184,533	184,533	—

Elliott International, L.P. (9)	276,802	276,802	—

Heimdall Investments Ltd. (10)	507,468	507,468	—

Cedric, LLC (11)	784,271	784,271	—

Isotope Limited	359,841	359,841	—

Cequel III, LLC	972,298	972,298	—

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. To our knowledge, each selling stockholder beneficially owns less than 1% of the total number of shares of our common stock outstanding as of January 4, 2007.
(2)	Reflects the ownership of warrants to purchase the merger consideration (including shares of our common stock) issued in connection with Level 3’s acquisition of Broadwing.
(3)	Assumes that all of the shares of common stock held by each selling stockholder and being offered under this prospectus are sold, and that no selling stockholder will acquire additional shares of common stock before the completion of this offering.
(4)	Highbridge Capital Management, LLC (“Highbridge”), is the trading manager of Smithfield Fiduciary LLC (“Smithfield”) and consequently has voting control and investment discretion over the shares of common stock held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.
(5)	Pursuant to an investment management agreement, Avi Vigder has voting control and investment discretion over securities held by Mainfield Enterprises, Inc. (“Mainfield”). Mr. Vigder disclaims beneficial ownership of the securities held by Mainfield.
(6)	The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership (“Holding”). Millennium Management, LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of Holding. Israel A. Englander (“Mr. Englander”) is the sole managing member of Millennium Management. TO the extent permitted by applicable law, each of Holding, Millennium Management and Mr. Englander disclaim beneficial ownership of the shares owned by Riverview.
(7)	Ramius Capital Group, LLC (“Ramius Capital”) is the investment adviser of Portside Growth & Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.
(8)	Paul E. Singer and Elliott Capital Advisors, L.P., a Delaware limited partnership which is controlled by Mr. Singer, are the general partners of Elliott Associates, L.P.
(9)	Hambledon, Inc., a Cayman Islands corporation which is also controlled by Mr. Singer, is the general partner of Elliott International, L.P. Elliott International Capital Advisors, L.P. (“EICA”), a Delaware corporation, is the investment manager for Elliott International, L.P. EICA expressly disclaims equitable ownership of and pecuniary interest in any of these shares of Common Stock.

(10)	HBK Investments L.P. may be deemed to have sole voting power and sole dispositive power over the shares hold by Heimdall Investments Ltd. pursuant to an Investment Management Agreement between HBK Investments L.P. and Heimdall Investments Ltd. Heimdall Investments Ltd. is an affiliate of HBK Global Securities L.P., a registered broker-dealer.
(11)	Angelo, Gordon & Co. L.P. is the Manager of Cedric, LLC. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon & Co., L.P. Each of Angelo, Gordon & Co., L.P., and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by Cedric, LLC.

We may amend or supplement this prospectus from time to time in the future to update or change this list of selling stockholders and shares which may be offered and sold.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock, but upon exercise of a warrant, we will receive the exercise price. We will bear all fees and expenses incident to our obligation to register the shares of common stock. The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	pursuant to Rule 144 under the Securities Act;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered hereby.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $25,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

VALIDITY OF SECURITIES

The validity of the securities offered under this prospectus will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York.

EXPERTS

The consolidated financial statements of Level 3 Communications, Inc. and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2005 financial statements refers to a change in accounting for asset retirement obligations in 2003.

The audited historical consolidated financial statements of WilTel Communications Group, Inc. and subsidiaries as of and for the year ended December 31, 2004, included in Level 3 Communications, Inc.’s. Current Report on Form 8-K/A filed on March 3, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Level 3 files annual, quarterly and current reports and other information with the SEC. You may read and copy any materials that Level 3 files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Level 3’s SEC filings are also available at the SEC’s Internet Web site at http:/ /www.sec.gov. Level 3’s SEC filings can also be read at NASDAQ Operations, 1735 K Street, N.W. Washington, D.C. 20006.

Information filed with the SEC by Level 3 is “incorporated by reference” in the prospectus, which means that important information can be disclosed to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that Level 3 later files with the SEC will automatically update and supersede this information. For example, as discussed below, we filed a Current Report on Form 8-K on November 20, 2006 to update the historical financial statements, Selected Financial Data, Ratio of Earnings to Fixed Charges and Management’s Discussion and Analysis included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2006 and June 30, 2006 for presentation of our software reseller business as discontinued operations. The documents listed below and any future filings made with the SEC by Level 3 under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of this offering are being incorporated herein by reference:

•	Annual Report on Form 10-K, for the fiscal year ended December 31, 2005;

•	Quarterly Reports on Form 10-Q, for the quarters ended September 30, 2006, June 30, 2006 and March 31, 2006;

•	Current Reports on Form 8-K/A, filed on November 27, 2006 and March 3, 2006; and

•	Current Reports on Forms 8-K (in all cases other than information furnished rather than filed pursuant to any Form 8-K), filed on January 3, 2007, December 28, 2006, December 27, 2006, December 15, 2006, November 20, 2006, November 9, 2006, October 30, 2006, October 25, 2006, October 24, 2006 (pursuant to Item 8.01), October 17, 2006, October 17, 2006, September 8, 2006, August 7, 2006, August 3, 2006, July 26, 2006, July 20, 2006 (except with respect to Item 2.02 thereof and Exhibit 99.1 thereto which were furnished but not filed with the SEC), June 30, 2006, June 16, 2006, June 13, 2006, June 13, 2006, June 5, 2006, June 1, 2006, May 17, 2006, May 3, 2006, April 19, 2006, April 6, 2006, March 29, 2006, March 21, 2006, March 16, 2006, March 10, 2006, March 6, 2006, January 30, 2006 and January 17, 2006.

You may request a copy of these filings at no cost by writing or telephoning Level 3 at:

Level 3 Communications, Inc.

1025 Eldorado Boulevard

Broomfield, Colorado 80021

Telephone: (720) 888-1000

In September 2006, we sold our business software reseller business to Insight Enterprises, Inc. The exiting of this business meets the requirements under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), for classification as discontinued operations. As a result, in our September 30, 2006 Form 10-Q we presented the software reseller business as discontinued operations in our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows as of and for the three and nine months ended September 30, 2006, and we revised all prior periods in the Form 10-Q to reflect that presentation. Under requirements of the Securities and Exchange Commission (“SEC”), all previously issued financial statements included in our Form 10-K and Form 10-Qs were required to be reclassified to present the disposed business as discontinued operations if those financial statements were to be incorporated by reference in filings with the SEC made under the Securities Act of 1933, as amended, even though those financial statements relate to periods prior to the disposed business being classified as discontinued operations. On November 20, 2006, we filed a Current Report on Form 8-K to update the historical financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2006 and June 30, 2006 for presentation of our software reseller business as discontinued operations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by us in connection with the sale and distribution of the securities being registered hereby. We are paying all of the selling stockholder’s expenses related to this offering, except that the selling stockholders will pay any applicable broker’s commissions and expenses. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$3,098.00
Transfer Agent’s, Trustee’s and Depositary’s fees and expenses	1,000.00
Legal fees and expenses	5,000.00
Accounting fees and expenses	10,000.00
Printing and engraving fees and expenses	3,500.00
Miscellaneous	2,402.00

Total	$25,000.00	*

*	Estimated and subject to future contingencies.

Item 15. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final action of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation’s by-law, agreement, vote or otherwise.

In accordance with Section 145 of the DGCL, Article XI of the Restated Certificate of Incorporation (the “Certificate”) of Level 3 Communications, Inc., a Delaware corporation and its subsidiaries, which we refer to as Level 3, and Level 3’s Amended and Restated By-Laws (the “By-Laws”) provide that Level 3 shall indemnify each person who is or was a director, officer or employee of Level 3 (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of Level 3 as director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted under subsections 145(a), (b), and (c) of the DGCL or any successor statute. The indemnification provided by the Certificate and the By-Laws shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another

II-1

capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Expenses (including attorneys’ fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Level 3. The Certificate further provides that a director of Level 3 shall not be personally liable to Level 3 or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Level 3 or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Level 3 shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

The By-Laws provide that Level 3 may purchase and maintain insurance on behalf of its directors, officers, employees and agents against any liabilities asserted against such persons arising out of such capacities.

Item 16. Exhibits and Financial Statement Schedules.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

4.1	Restated Certificate of Incorporation of Level 3 Communications, Inc. (filed as Exhibit 3 to Level 3 Communications, Inc.’s Current Reports on Form 8-K filed on May 27, 2005 and May 17, 2006).

4.2	Amended and Restated By-laws of Level 3 Communications, Inc. (filed as Exhibit 3 to Level 3 Communications, Inc.’s Current Report on Form 8-K filed on May 17, 2006).

4.3	Specimen Stock Certificate of Common Stock, par value $.01 per share (filed as Exhibit 3 to the Registrant’s Form 8-A filed on March 31, 1998).

5.1	Opinion of Willkie Farr & Gallagher LLP.

23.1	Consent of KPMG LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1 hereto).

24.1	Powers of Attorney (included on the signature pages hereto).

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of

Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f) That every prospectus: (i) that is filed pursuant to paragraph (e) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(h) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Broomfield, State of Colorado, on the 5th day of January, 2007.

LEVEL 3 COMMUNICATIONS, INC.

By:	/s/ James Q. Crowe
Name:	James Q. Crowe
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Walter Scott, Jr. Walter Scott, Jr.	Chairman of the Board	January 5, 2007

/s/ James Q. Crowe James Q. Crowe	Chief Executive Officer and Director	January 5, 2007

/s/ Sunit S. Patel Sunit S. Patel	Group Vice President and Chief Financial Officer (Principal Financial Officer)	January 5, 2007

/s/ Eric J. Mortensen Eric J. Mortensen	Sr. Vice President and Controller (Principal Accounting Officer)	January 5, 2007

/s/ James O. Ellis, Jr. James O. Ellis, Jr.	Director	January 5, 2007

/s/ Richard R. Jaros Richard R. Jaros	Director	January 5, 2007

/s/ Robert E. Julian Robert E. Julian	Director	January 5, 2007

/s/ Arun Netravali Arun Netravali	Director	January 5, 2007

/s/ John T. Reed John T. Reed	Director	January 5, 2007

/s/ Michael B. Yanney Michael B. Yanney	Director	January 5, 2007

/s/ Albert C. Yates Albert C. Yates	Director	January 5, 2007